

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2024

Jess Jankowski
President
NANOPHASE TECHNOLOGIES Corp
1319 Marquette Drive
Romeoville , Illinois 60446

> **Re: NANOPHASE TECHNOLOGIES Corp**
> **Form 10-K filed March 28, 2024**
> **File No. 000-22333**

Dear Jess Jankowski:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Industrial Applications and Services